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                            August 3, 2021

       Bala Venkataraman
       Chief Executive Officer
       Amplitude Healthcare Acquisition Corporation
       1177 Avenue of the Americas, Fl 40
       New York, NY 10036

                                                        Re: Amplitude
Healthcare Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 19, 2021
                                                            File No. 333-256875

       Dear Mr. Venkataraman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2021 letter.

       Amendment No.1 to Registration Statement on Form S-4

       The Board's Recommendation and Reasons for Approval of the Business Combination, page 118

   1. We note your revisions in response to prior comment 13. Please revise to clarify how the board considered the
various conflicts of interests of your sponsor and your officers and directors discussed on
page 126 in negotiating and recommending the business
                                                        combination.
       Certain Projected Financial Information , page 121

   2. We note your response to prior comment 14 and have the following additional comments:
                                                            Explain how you
determined the market penetration rate and market growth rate considering the
projection is over such an extended period of time. Disclose
 Bala Venkataraman
Amplitude Healthcare Acquisition Corporation
August 3, 2021
Page 2
          assumptions related to the market growth rate;
            Explain how you determined the price of commercial launch; and Disclose details of the assumptions used to determine product cost, general and
          administrative expenses and sales and marketing expenses.
Unaudited Pro Forma Condensed Combined Financial Statements
Accounting for the Business Combination , page 172

3. We note in your response to prior comment 17 you indicated how 4% conversion would have impacted the Series A-2 preferred stockholders, Series A-1 preferred stockholders and the calculation of pro forma net loss per share, respectively. Please include such information in your pro forma financial statements under Accounting for Business
      Combination.
Our Solution and Product Candidates, page 192

4. We note your revisions in response to prior comment 20. Please remove the reference to
      "safely and effectively" in this section.
       You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Chris Edwards at 202-551-6761 with any other questions.



                                                          Sincerely,
FirstName LastNameBala Venkataraman
                                                     Division of Corporation
Finance
Comapany NameAmplitude Healthcare Acquisition Corporation
                                                     Office of Life Sciences
August 3, 2021 Page 2
cc:       Christopher D. Barnstable-Brown, Esq.
FirstName LastName